Filed Pursuant to Rule 424(b)(5)

Registration No. 333-100819

P R O S P E C T U S   S U P P L E M E N T

(To Prospectus Dated May 9, 2003)

$75,000,000

4.50% Notes due 2011

The notes will bear interest at the rate of 4.50% per year. Interest on the notes is payable on February 15 and August 15 of each year, beginning on August 15, 2004. The notes will mature on February 15, 2011. We may redeem some or all of the notes at any time before maturity. The redemption prices are discussed under the caption “Description of Notes – Optional Redemption.”

The notes will be unsecured senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.698%	$74,773,500
Underwriting Discount	0.625%	$468,750
Proceeds to Federal Realty (before expenses)	99.073%	$74,304,750

Interest on the notes will accrue from January 26, 2004.

The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company on or about January 26, 2004.

Joint Book-Running Managers

Citigroup	Wachovia Securities

Legg Mason Wood Walker

Incorporated

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

McDonald Investments Inc.

January 21, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial conditions, results of operations and prospects may have changed since those dates.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and documents that we “incorporate by reference” into this prospectus supplement and the accompanying prospectus, contain statements that are not based on historical facts, including statements or information with words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates,” “continues,” and similar words. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. In particular, the risk factors included or incorporated by reference in this prospectus supplement and the accompanying prospectus describe forward-looking information. The risk factors, including those contained in our Form 8-K filed with the Securities and Exchange Commission, or the SEC, on March 25, 2003, describe risks that may affect these statements but are not all-inclusive, particularly with respect to possible future events. Many things can happen that can cause actual results to be different from those we describe. These factors include, but are not limited to:

•	risks normally associated with the real estate industry, including risks that our tenants will not pay rent or that we may be unable to renew leases or re-let space at favorable rents as leases expire, that new acquisitions or our development, construction and renovation projects, including our Santana Row project, may fail to perform as expected, that competition for acquisitions could result in increased prices, that we may have environmental risks at our properties, and, because real estate is illiquid, that we may not be able to sell properties when appropriate;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks of financing, such as our ability to consummate additional financings or obtain replacement financing on terms which are acceptable to us, our ability to meet existing financial covenants, and the possibility of increases in interest rates that would result in increased interest expense; and

•	risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation, and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated by reference into this prospectus supplement and the accompanying prospectus. Except as may be required by law, we make no promise to update any of the forward-looking statements whether as a result of new information, future events or otherwise.

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RISK FACTORS

An investment in the notes involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement, including the additional risk factors included in our Current Report on Form 8-K filed with the SEC on March 25, 2003, before you decide to purchase the notes. The risks and uncertainties described below and in the referenced Form 8-K are not the only ones we confront. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of those risks actually occur, our business’s financial condition and operating results could be materially adversely affected. This section contains forward-looking statements.

We are dependent on intercompany cash flows to satisfy our obligations under the notes.

We derive a significant portion of our operating income from our subsidiaries. As a holder of notes, you will have no direct claim against our subsidiaries for payment under the notes. We generate net cash flow from the operations of the assets that we own directly but also rely on distributions and other payments from our subsidiaries to produce the funds necessary to meet our obligations, including the payment of principal of and interest on the notes. If the cash flow from our directly owned assets, together with the distributions and other payments we receive from subsidiaries, are insufficient to meet all of our obligations, we will be required to seek other sources of funds. These sources of funds could include proceeds derived from borrowings under our existing debt facilities, select property sales and net proceeds of public or private equity or debt offerings. There can be no assurance that we would be able to obtain the necessary funds from these sources on acceptable terms or at all.

The notes are structurally subordinated to the claims of our subsidiaries’ creditors and the subsidiaries’ preferred equity holders.

Because the notes are not guaranteed by our subsidiaries, the notes effectively will be subordinated in right of payment to all of their existing and future liabilities. As a result, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any of the subsidiaries, the holders of any indebtedness of that subsidiary will be entitled to obtain payment of that indebtedness from the assets of that subsidiary before the holders of any of our general unsecured obligations, including the notes, will have the right to obtain payment from the assets of that subsidiary. At September 30, 2003, after giving effect to this offering and the application of the net proceeds, our subsidiaries had approximately $70 million of debt outstanding, all of which was effectively senior to the notes. If any of our subsidiaries issues preferred equity in the future, the preferred equity will be effectively senior to the notes. At this time, none of our subsidiaries has any outstanding preferred equity or plans to issue any preferred equity.

The notes are unsecured and are effectively subordinated to our secured indebtedness.

Because the notes will be unsecured, they will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing the indebtedness. The indenture permits us and our subsidiaries to incur additional secured indebtedness, provided that certain conditions are satisfied. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to our company, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures the secured indebtedness prior to that collateral being available for satisfaction of any amounts owed under the notes. At September 30, 2003, after giving effect to this offering and the application of the net proceeds, we had approximately $251 million of secured debt outstanding, all of which was effectively senior to the notes to the extent of the value of the securing assets.

An active public trading market for the notes may not develop.

The notes will be a new issue of securities for which there is currently no market. We do not intend to list the notes on any securities exchange. The underwriters have advised us that they intend to make a market in the notes after this offering is completed. They are not obligated to do this, however, and may discontinue market-making at any time without notice.

The liquidity of any market for the notes will depend upon various factors, including:

•	the number of holders of the notes;
•	the interest of securities dealers in making a market for the notes;
•	the overall market for debt securities;
•	our financial performance and prospects; and
•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates and other factors, including those listed above.

PROSPECTUS SUPPLEMENT SUMMARY

The following is only a summary. It should be read together with the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information is incorporated by reference into this prospectus supplement and the accompanying prospectus.

The Trust

Federal Realty Investment Trust is an equity real estate investment trust specializing in the ownership, management, development and redevelopment of high quality retail and mixed-use properties. As of September 30, 2003, we owned or had an interest in 60 community and neighborhood shopping centers, 53 urban, mixed-use properties containing approximately 15.5 million square feet, and one apartment complex, all located in strategic metropolitan markets across the United States.

We operate in a manner intended to qualify as a real estate investment trust for tax purposes pursuant to provisions of the Internal Revenue Code. Our offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852. Our telephone number is (301) 998-8100 or (800) 658-8980. Our website address is www.federalrealty.com. The information contained in our website is not a part of this prospectus supplement.

The Offering

All capitalized terms not defined herein have the meanings specified in “Description of Notes” in this prospectus supplement or in “Description of Debt Securities” in the accompanying prospectus. For a more complete description of the terms of the notes specified in the following summary, see “Description of Notes.”

Securities Offered	$75,000,000 aggregate principal amount of 4.50% Notes due 2011.

Maturity	Unless redeemed prior to maturity as described below, the notes will mature on February 15, 2011.

Interest Payment Dates	Interest on the notes will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2004, and at maturity.

Ranking	The notes will rank pari passu, or equally, with all of our other unsecured and unsubordinated indebtedness, and the notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific property which secures such lender’s mortgage and to all of the unsecured indebtedness issued by our subsidiaries. After giving effect to this offering and to the use of proceeds from this offering, we will have outstanding approximately $251 million of secured indebtedness collateralized by 11 properties, approximately $11 million of unsecured indebtedness issued by our subsidiaries and approximately $858 million of other unsecured indebtedness ranking equally with the notes.

Use of Proceeds	Our net proceeds from this offering are estimated to be $74 million after deducting the underwriting discount and other estimated expenses of this offering. We expect to use these net proceeds to repay amounts outstanding under our revolving credit facility and for general corporate purposes. See “Use of Proceeds” on page S-7 for more information.

Limitations on Incurrence of Debt

The notes contain various covenants, including the following:

(1) we will not, and will not permit any subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Debt and our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (a) Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (b) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt;

(2) we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our or any of our subsidiaries’ property if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our subsidiaries’ outstanding Debt on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on our or our subsidiaries’ property is greater than 40% of the sum of (without duplication) (a) Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange

Act, with the Trustee) prior to the incurrence of such additional Debt and (b) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt; provided that for purposes of this limitation, the amount of obligations under capital leases shown as a liability on our consolidated balance sheet shall be deducted from Debt and from Total Assets;

(3) we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom and calculated on the assumption that (a) such Debt and any other Debt incurred by us and our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (b) the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (c) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period, with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (d) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period, with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation; and

(4) we, together with our subsidiaries, will maintain an Unencumbered Total Asset Value in an amount not less than 150% of the aggregate outstanding principal amount of all of our and our subsidiaries’ unsecured Debt.

Optional Redemption	The notes are redeemable at any time at our option, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued interest thereon to the redemption date. A detailed description is in “Description of Notes – Optional Redemption.”

USE OF PROCEEDS

The net proceeds to us from the sale of the notes offered by this prospectus supplement are estimated to be $74 million, after deducting the underwriting discount and other estimated expenses of this offering. We intend to use these net proceeds to repay borrowings under our revolving credit facility and for general corporate purposes. As of January 21, 2004, we had approximately $106 million of debt outstanding on our revolving credit facility bearing interest at a weighted average annual rate of 1.86%. Our revolving credit facility matures in October 2006 subject to a one-year extension option. The borrowings under our credit facility were used for general corporate purposes, including working capital, property acquisitions and redevelopments. Affiliates of Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and McDonald Investments Inc. are lenders under our revolving credit facility and will receive a pro rata portion of any proceeds used to reduce amounts outstanding under the credit facility.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown:

	Year Ended December 31,						Nine Months Ended September 30,
	1998	1999	2000	2001	2002		2002		2003
Ratio of earnings to fixed charges	1.7x	1.7x	1.5x	1.5x	1.3x	(1)	1.4x	(2)	1.6x

(1)	Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002 and a $13.8 million restructuring charge incurred during the fourth quarter of 2002, for the year ended December 31, 2002, the ratio of earnings to fixed charges would have been 1.5x.
(2)	Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002, for the nine months ended September 30, 2002, the ratio of earnings to fixed charges would have been 1.5x.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain (loss) on sale of real estate and fixed charges. Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expense and the portion of rent expense representing an interest factor.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.” Certain terms used in this prospectus supplement are defined in that section of the accompanying prospectus.

General

We are offering $75,000,000 of our 4.50% notes maturing on February 15, 2011, which may be redeemed prior to that date in accordance with their terms. The notes are to be issued as a separate series of Debt Securities under the Senior Indenture, which is more fully described in the accompanying prospectus.

We will pay interest on the notes semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2004, to the registered holders of the notes on the preceding February 1 or August 1.

The defeasance and covenant defeasance provisions of the senior indenture apply to the notes. The notes will not be entitled to the benefit of any sinking fund.

We may, without the consent of the holders of the notes, create and issue additional notes in the future having the same terms other than the date of original issuance, the issue price and the date on which interest begins to accrue so as to form a single series with the notes. We also may issue from time to time other series of debt securities under the senior indenture consisting of notes or other unsecured evidences of indebtedness.

Ranking

The notes will rank pari passu, or equally, with all of our other unsecured and unsubordinated indebtedness, and the notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific property which secures such lender’s mortgage and to all of the unsecured indebtedness issued by our subsidiaries. After giving effect to this offering and to the use of proceeds from this offering, we will have outstanding approximately $251 million of secured indebtedness collateralized by 11 properties, approximately $11 million of unsecured indebtedness issued by our subsidiaries and approximately $858 million of other unsecured indebtedness ranking equally with the notes.

Optional Redemption

We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points plus, in each case, accrued interest thereon to the redemption date.

As used herein:

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and one other primary U.S. Government securities dealer in New York City selected by Wachovia Capital Markets, LLC, and their respective successors; provided, however, that if any of the foregoing cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

Limitations on Incurrence of Debt. The notes will provide that we will not, and will not permit any subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Debt and our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (1) Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

In addition to the foregoing limitation on the incurrence of Debt, the notes will provide that we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our or any of our subsidiary’s property if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our subsidiaries’ outstanding Debt on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on our or our subsidiaries’ property is greater than 40% of the sum of (without duplication) (1) Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt; provided that for purposes of this limitation, the amount of obligations under capital leases shown as a liability on our consolidated balance sheet shall be deducted from Debt and from Total Assets.

Furthermore, the notes also will provide that we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by us and our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (4) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation.

Maintenance of Unencumbered Total Asset Value. The notes will provide that we, together with our subsidiaries, will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 150% of the aggregate outstanding principal amount of all our and our subsidiaries’ unsecured Debt.

As used herein:

“Acquired Debt” means Debt of a Person (1) existing at the time such Person becomes a subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a subsidiary.

“Annual Debt Service Charge” as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our subsidiaries’ Debt and the amount of dividends which are payable in respect of any Disqualified Stock.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

“Consolidated Income Available for Debt Service” for any period means our and our subsidiaries’ Funds from Operations plus amounts which have been deducted for interest on our and our subsidiaries’ Debt.

“Debt” means any of our or any of our subsidiaries’ indebtedness, whether or not contingent, in respect of (without duplication) (1) borrowed money evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any subsidiary, (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (4) the principal amount of all of our or any of our subsidiaries’ obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock or (5) any lease of property by us or any subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of us or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business or for the purposes of guaranteeing the payment of all amounts due and owing pursuant to leases to which we are a party and have assigned our interest, provided that such assignee of ours is not in default of any amounts due and owing under such leases), Debt of another Person (other than us or any subsidiary) (it being understood that Debt shall be deemed to be incurred by us or any subsidiary whenever we or such subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the notes.

“Funds from Operations” for any period means income available to common shareholders before depreciation and amortization of real estate assets and before extraordinary items less gain on sale of real estate.

“Total Assets” as of any date means the sum of (1) our and all of our subsidiaries’ Undepreciated Real Estate Assets and (2) all of our other assets determined in accordance with generally accepted accounting principles (but excluding goodwill).

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of our and our subsidiaries’ real estate assets on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

“Unencumbered Total Asset Value” as of any date means the sum of (a) those Undepreciated Real Estate Assets not encumbered by any mortgage, lien, charge, pledge or security interest and (b) all of our and our subsidiaries’ other assets on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest.

See “Description of Debt Securities – Certain Covenants” in the accompanying prospectus for a description of additional covenants applicable to us.

Book-Entry Form

We have established a depositary arrangement with The Depository Trust Company (the “Depositary”) with respect to the notes, the terms of which are summarized below. Upon issuance, the notes will be represented by a single Global Security and will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Security may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

As long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the notes for all purposes under the Senior Indenture. Except as otherwise provided in this section, the Beneficial Owners of the Global Security or Securities

representing the notes will not be entitled to receive physical delivery of Certificated notes and will not be considered the Holders thereof for any purpose under the Senior Indenture, and no Global Security representing the notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the Senior Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

The Global Security representing the notes will be exchangeable for Certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Securities or the Depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in each case, a successor Depositary is not appointed by us within 90 days after we receive such notice or become aware of such unwillingness, inability or ineligibility, (2) we, in our discretion, determine that the Global Security shall be exchangeable for Certificated Notes or (3) there shall have occurred and be continuing an Event of Default under the Senior Indenture with respect to the notes and Beneficial Owners representing a majority in aggregate principal amount of the notes represented by the Global Security advise the Depositary to cease acting as depositary. Upon any such exchange, the Certificated Notes shall be registered in the names of the Beneficial Owners of the Global Security representing the notes, which names shall be provided by the Depositary’s relevant Participants (as identified by the Depositary) to the Securities Registrar.

The information below concerning the Depositary and the Depositary’s system has been furnished by the Depositary, and we take no responsibility for the accuracy thereof. The Depositary will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary’s partnership nominee). One fully registered Global Security will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

Purchases of notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive Certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

To facilitate subsequent transfers, the Global Security representing the notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary’s partnership nominee, Cede & Co. The deposit of the Global Security with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Security representing the notes; the Depositary’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Security representing the notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and/or interest payments on the Global Security representing the notes will be made to the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the Depositary is the responsibility of us or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes are being redeemed, the Depositary’s practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal income tax considerations applicable to initial holders of the notes. Except as specifically provided below with respect to non-U.S. holders (as described below), the discussion is limited to holders of notes that are U.S. holders and who hold the notes as capital assets. For purposes of this discussion, a U.S. holder means a holder of notes that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have authority to control all substantial decisions of the trust. A non-U.S. holder means any beneficial owner of a note that is not a U.S. holder.

All holders should consult their tax advisors regarding the federal, state, local or foreign tax consequences of purchasing, holding or disposing of the notes.

Interest

A U.S. holder of the notes generally will be required to report interest earned on the notes as ordinary income in accordance with the U.S. holder’s method of tax accounting. The notes are not expected to be issued with original issue discount for U.S. federal income tax purposes.

Disposition

Upon the sale, exchange, redemption, retirement or other disposition of a note, a U.S. holder who acquired the note upon its issuance will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such U.S. holder’s tax basis in the note. The U.S. holder’s tax basis for a note generally will be the purchase price for the note. Such gain or loss shall be treated as long-term capital gain or loss if the note was held for more than one year. Subject to limited exceptions, capital losses cannot be used to offset a U.S. holder’s ordinary income.

Backup Withholding

In general, “backup withholding” at a rate of 28% through December 31, 2010, and thereafter at a rate of 31%, may apply:

•	to any payments made of principal of and interest on the notes, and

•	to payment of the proceeds of a sale or other disposition of the notes before maturity,

if the U.S. holder is a non-corporate U.S. holder and fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against the U.S. holder’s U.S. federal income tax liability, provided that correct information is provided to the IRS.

Non-U.S. Holders

The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. holders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to the notes.

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on a note, provided that (i) the non-U.S. holder is not (A) a direct or indirect owner of 10% or more of the total voting power of all our voting stock, (B) a controlled foreign corporation related to us through stock ownership, or (C) a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business; (ii) such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and (iii) we or our paying agent receives certain information from the non-U.S. holder (or a financial institution that holds the notes in the ordinary course of its trade or business) certifying that such holder is a non-U.S. holder. Generally a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gains from the sale or other disposition of a note provided that (i) such gains are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S.; (ii) such non-U.S. holder is not an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and meets certain other requirements; and (iii) the non-U.S. holder is not subject to backup withholding as a result of failing to provide to the selling broker evidence establishing such holder’s status as a non-U.S. holder, if required.

Recent Tax Legislation

Long-Term Capital Gains.    On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Act. Under the Act, the current maximum tax rate on the long-term capital gains of non-corporate taxpayers is reduced to 15% for taxable years beginning on or before December 31, 2008. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009.

Distributions to Shareholders.    The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate described above. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a shareholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

UNDERWRITING

Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are acting as joint bookrunning managers of the offering, and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of notes
Citigroup Global Markets Inc.	$30,000,000
Wachovia Capital Markets, LLC	18,750,000
Legg Mason Wood Walker, Incorporated	9,375,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	9,375,000
Bear, Stearns & Co. Inc.	3,750,000
McDonald Investments Inc.	3,750,000

Total	$75,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.375% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Federal Realty
Per note	0.625%

In connection with the offering, Citigroup and Wachovia Capital Markets, LLC, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup and Wachovia Capital Markets, LLC, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $300,000.

We expect to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the third business day following the date of the pricing of the notes.

The underwriters have performed investment banking, advisory and fiduciary services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, affiliates of Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and McDonald Investments Inc. are lenders under our existing revolving credit facility, and affiliates of Wachovia Capital Markets, LLC are an administrative agent under our existing revolving credit facility and the trustee under one of the indentures to which we are a party.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

EXPERTS

The consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations, common shareholders’ equity and cash flows for the year ended December 31, 2002 appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference into this prospectus supplement and elsewhere in the registration statement, have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and therein in reliance upon the authority of said firm as experts in giving said report.

The consolidated balance sheet as of December 31, 2001 and the consolidated statements of operations, common shareholders’ equity and cash flows for the years ended December 31, 2001 and 2000 appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference into this prospectus supplement and elsewhere in the registration statement, have been audited by Arthur Andersen LLP. On June 4, 2002, we announced that we had appointed Grant Thornton LLP as our independent auditor for fiscal year 2002, replacing Arthur Andersen LLP. See “Notice Regarding Arthur Andersen LLP” in the accompanying prospectus for a discussion of our inability to obtain the consent of Arthur Anderson LLP to being named as an expert and the consequences thereof.

LEGAL MATTERS

The legality of the notes offered by this prospectus will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in the accompanying prospectus under “Federal Income Tax Consequences” and in this prospectus supplement under “Certain Federal Income Tax Considerations” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section

Securities and Exchange Commission

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room. Reports, proxy statements and other information concerning Federal Realty Investment Trust may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, NY 10005.

The SEC allows us to “incorporate by reference” the information we file with the SEC and the New York Stock Exchange, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we will later file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act (Exchange Act File No. 1-07533), from the date of this prospectus supplement until we terminate the offering hereunder.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 26, 2003

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, as filed on May 7, 2003

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, as filed on July 30, 2003

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, as filed on November 3, 2003

•	Current Reports on Form 8-K filed on May 29, 2003, May 15, 2003, May 13, 2003 and March 25, 2003

Copies of these filings are available at no cost on our website, www.federalrealty.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may obtain a copy of these filings and any amendments to the filings at no cost, by writing or telephoning us. Those copies will not include exhibits to the filings unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You also may obtain copies of any exhibits to the registration statement. Please direct your request to:

Andrew P. Blocher

Vice President, Capital Markets and Investor Relations

Federal Realty Investment Trust

1626 E. Jefferson Street

Rockville, Maryland 20852

(301) 998-8100 or (800) 658-8980

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may obtain copies of the exhibits by contacting the person named above.

$75,000,000

4.50% Notes due 2011

PROSPECTUS SUPPLEMENT

January 21, 2004

Citigroup

Wachovia Securities

Legg Mason Wood Walker

Incorporated

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

McDonald Investments Inc.